Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	Q2 2009	Q2 2008	YTD 2009	YTD 2008
Income from continuing operations	$6,187	$3,756	$16,670	$(43)
Additions:
Fixed charges
Interest expense	19,316	18,840	38,997	37,740
Capitalized interest	335	741	658	1,573

	19,651	19,581	39,655	39,313

Deductions:
Capitalized interest	(335)	(741)	(658)	(1,573)
Net income attributable to noncontrolling interests	(52)	(53)	(101)	(110)

Adjusted earnings	$25,451	$22,543	$55,566	$37,587

Fixed Charges (from above)	$19,651	$19,581	$39,655	$39,313

Ratio of Earnings to Fixed Charges	1.30	1.15	1.40	(a )

(a)

Due to WRIT’s loss from continuing operations during YTD 2008, the coverage ratio was less than 1:1. WRIT needed to generate additional earnings of $1,726 to achieve a coverage ratio of 1:1. The loss in YTD 2008 included the impact of the loss on extinguishment of debt of $8,449.